VISKASE COMPANIES, INC.

January 25, 2005

VIA FACSIMILE ((202) 942-9627)

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention:     Edward M. Kelly

Re:	Viskase Companies, Inc. Registration Statement on Form S-4 File No. 333-120002

Ladies and Gentlemen:

     Viskase Companies, Inc. (“Viskase”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (SEC File No. 333-120002), to 4:00 p.m., Eastern time on Tuesday, January 25, 2005, or as soon thereafter as possible.

     Viskase hereby acknowledges:

     •          its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement;

     •          that should the Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing;

     •          that the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve it from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures; and

     •          that it may not assert the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

     Please call Edward G. Quinlisk of Jenner & Block LLP, counsel to Viskase, at (312) 840-8679 as soon as the Registration Statement has been declared effective.

Very truly yours, VISKASE COMPANIES, INC.
By:	/s/ Gordon S. Donovan
	Name:	Gordon S. Donovan
	Title:	Vice President and Chief Financial Officer